EXHIBIT 8.1

LIST OF SUBSIDIARIES OF MOGO INC.

Entity	Jurisdiction of Incorporation
Mogo Finance Technology Inc.	British Columbia

Mogo Financial Inc.	Manitoba

Mogo Mortgage Technology Inc.	British Columbia

Mogo Blockchain Technology Inc.	British Columbia

Mogo Wealth Technology Inc.	British Columbia